EXHIBIT 12.1

Lincare Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2008	2007	2006	2005	2004
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$381,268	$360,668	$339,843	$343,066	$440,403
Add:
Fixed charges deducted from earnings (see below)	44,733	47,234	29,007	29,721	32,914

Earnings available to cover fixed charges	$426,001	$407,902	$368,850	$372,787	$473,317

FIXED CHARGES:
Interest expense, including amounts in operating expense	$21,185	$20,837	$8,982	$11,694	$16,270
Amortized indebtedness	2,735	5,706	953	738	785
Interest within rent expense	20,813	20,691	19,072	17,289	15,859

Fixed charges	$44,733	$47,234	$29,007	$29,721	$32,914

RATIO OF EARNINGS TO FIXED CHARGES	9.52	8.64	12.72	12.54	14.38